SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
			        Amendment No. 3


		     	          PW Eagle, Inc.
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    69366Y108
			          (CUSIP Number)

			   Mr. Scott B. Bernstein, Esq.
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    8/17/2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    841,000

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    841,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    841,000

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     6.8%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    841,000

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    841,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    841,000

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     6.8%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    841,000

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    841,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    841,000

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     6.8%

 (14) Type of Reporting Person (See Instructions).
     IN



Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and replaced by the following:

     An aggregate of $4,769,087.60 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired and sold shares of Common Stock and call options of the Company. The purchase price for such acquired shares and options was paid out of Caxton International's working capital.


Item 5.  Interest in Securities of the Issuer



Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a) Caxton International beneficially owns 841,000 shares of Common Stock (which includes warrants to purchase 60,000 shares of Common Stock and call options), representing approximately 6.8% of the total shares of Common Stock issued and outstanding.

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:

(c) Since its most recent Schedule 13D Amendment, Caxton International sold an aggregate of 767,605 shares of Common Stock and acquired an aggregate of 7,810 call options resulting in a net change of beneficial ownership of 0.1%.

     Caxton International acquired additional shares and call options and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between June 19 and August 18, 2006. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares and call options purchased and/or sold by Caxton International since the most recent filing on Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by the addition of the following immediately preceding the last paragraph thereof:

     The information contained in Item 5 of this Amendment #3 is hereby incorporated by reference.

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 8/21/2006				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 8/21/2006	 			/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					Caxton Associates, L.L.C.

Date: 8/21/2006	 			/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 8/21/2006				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact




Schedule A

Caxton International Limited


COMMON STOCK TRANSACTIONS

			No. of Shares			Price Per Share
Trade Date		Purchased (Sold)		(Excluding Commission)


22-Jun-06		  15,000			29.5415
23-Jun-06		   4,730			29.4135
26-Jun-06		   7,500			29.0145
27-Jun-06		  10,000			28.9417
28-Jun-06		   5,000			29.1500
29-Jun-06		( 50,000)			29.9778
30-Jun-06		(  5,500)			30.5276
03-Jul-06		(  1,500)			30.6000
05-Jul-06		  20,000			28.6946
05-Jul-06		(  1,600)			30.5094
06-Jul-06		(    500)			29.3700
07-Jul-06		  25,000			28.8263
10-Jul-06		   9,200			29.0985
10-Jul-06		( 16,500)			29.5746
11-Jul-06		( 25,000)			29.8772
12-Jul-06		   9,200			30.5731
12-Jul-06		( 24,000)			30.9312
13-Jul-06		  40,000			29.9877
14-Jul-06		  25,000			28.3387
17-Jul-06		   5,238			27.8543
17-Jul-06		( 90,000)			27.9500
18-Jul-06		  10,000			26.7465
18-Jul-06		( 50,638)			27.2000
21-Jul-06		   5,000			26.1820
21-Jul-06		( 25,000)			27.1964
24-Jul-06		( 25,000)			26.7142
27-Jul-06		  20,000			28.2955
27-Jul-06		( 20,000)			28.6516
28-Jul-06		   1,826			28.5622
28-Jul-06		(  2,000)			28.4000
31-Jul-06		( 18,826)			28.9450
01-Aug-06		   1,100			29.4083
01-Aug-06		(  8,500)			29.1018
02-Aug-06		  26,500			30.0000
02-Aug-06		( 64,600)			29.9547
02-Aug-06		( 29,954)			30.5269
03-Aug-06		  30,000			28.6585
04-Aug-06		  29,400			29.4599
04-Aug-06		( 10,000)			29.4368
07-Aug-06		   2,300			29.8196
07-Aug-06		( 11,258)			29.9384
07-Aug-06		( 29,346)			30.0175
08-Aug-06		   6,280			29.8593
08-Aug-06		(  4,425)			29.9332
08-Aug-06		(  1,373)			29.9900
09-Aug-06		  31,100			28.3676
10-Aug-06		   6,970			28.1921
11-Aug-06		   1,900			29.2761
11-Aug-06		( 33,900)			30.1333
11-Aug-06		(     94)			30.2500
14-Aug-06		     600			30.5967
14-Aug-06		( 10,000)			30.8800
14-Aug-06		(  2,700)			30.9250
14-Aug-06		(  1,800)			30.9500
15-Aug-06		     200			30.9000
15-Aug-06		( 19,998)			30.9015
16-Aug-06		( 35,488)			31.3984
17-Aug-06		( 19,514)			32.1833
17-Aug-06	        (258,000)			33.4633
18-Aug-06		( 42,387)			33.9649
18-Aug-06	        (180,000)			34.0000
18-Aug-06		( 29,013)			34.3882


OPTION TRANSACTIONS
					No. of Shares
		No. of			Underlying 		Price Per
		Options			Options			Contract
		PUrchased		Purchased 		(Excluding
Trade Date	(Sold)			(Sold)			Commission)

17-Jul-06	1,000			100,000			5.2700
18-Jul-06	  225			 22,500			4.0000
18-Jul-06	  560			 56,000			4.8096
17-Aug-06	  150			 15,000			5.8000
17-Aug-06	2,850			285,000			6.0000
18-Aug-06	   25			  2,500			6.3000
18-Aug-06	3,000			300,000			6.9000